Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors And Shareholders

In connection with this proposed business combination, NXP and/or FSL may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document NXP and/or FSL may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to shareholders of NXP and/or FSL, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by NXP and/or FSL through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NXP will also be available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the documents filed with the SEC by FSL will be available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014 and in its Form 6-K furnished to the SEC on May 20, 2014. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	The ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following Q&A was used by NXP Semiconductors N.V. on March 2, 2015.

1.	Can you detail what the revenue, cost and expense synergies of this acquisition are?

The pro-forma combination of NXP and FSL will have annual revenue of approximately $11B, with over 85% being made-up of high performance mixed signal products. We continue to believe the combined company should grow at 1.5x rate of the overall semiconductor market. We continue to believe in the growth of the existing NXP business as recently articulated at the NXP analyst day. We do expect the combined company will have opportunities to create additional customer value in excess of the individual companies which will add incremental growth. However it is too early to quantify this opportunity.

On the cost and expense synergies, we are estimating approximately $200M range for the first full-year after closing with a clear path to $500m of annual cost synergies.

2.	Post close, how long do you think it will take to see material impact of product line synergies – i.e. new products leverage both NXP and FSL IP?

Both companies will continue to deliver strong organic growth with their current plans. We would expect revenue synergies to accrue from 2017 onwards.

3.	Does this acquisition impact any programs/product lines NXP had been investing in – is it better to ride the FSL alternatives instead of any NXP Product lines/groups?

Both companies have and will retain a sharp focus on customer and target applications to achieve sustainable and profitable growth across our portfolio. There is very little overlap between the two portfolios with the exception of RF Power. Our current plan is to sell the NXP RF power business.

4.	What is your plan for RF Power?

There is overlap between the two respective RF Power portfolios. Our current plan is to sell the NXP RF Power business

5.	Why are you selling NXP RF Power instead of FSL?

In order to expedite the antitrust approval process, our current plan is to sell the NXP RF Power business. We would prefer to execute a deal as fast as reasonable and clearly it is easier for us to sell a business we actually own.

6.	Do you need antitrust clearance?

The transaction is subject to clearance in the US, EU and China and some other countries. Both parties will jointly cooperate with the relevant authorities in their review of the transaction. We would look to close the transaction in the second half of 2015.

7.	Do you think that the anti-trust authorities will approve this transaction?

Yes. As with any large strategic transaction such as this that requires antitrust approvals by the applicable authorities, we expect that the transaction will be reviewed closely. Both parties will jointly cooperate with the relevant authorities to enable their review of the transaction. We would look to close the transaction in the second half of 2015.

8.	Does this acquisition impact any programs/product lines FSL had been investing in – either they are being viewed as non-core, overlap or NXP has a better alternative?

As part of the merger we have no plans at this stage to divest any part of FSL’s portfolio (other than RF Power) and will retain the strong financial discipline that characterizes NXP across its entire portfolio.

9.	Can you discuss operational rationalization or synergies – will NXP leverage FSL FE/BE resources, shut down or divest; is there overlap in terms of process roadmaps?

No, both companies have done an excellent job in rationalizing their respective manufacturing facilities over the past years. Utilization rates are high and we do not see any need to close any manufacturing facilities as a result of the deal. Over time we would expect to harmonize the various roadmaps of the two companies

We expect to jointly identify opportunities to improve overall manufacturing costs – in areas such as the sourcing of material, in both the FE and BE. Additionally, we think there is a level of systemic improvements we can make across the merged operations footprint, taking the best practices from both organizations

10.	Can you discuss the go to market synergies – how much overlap or leverage aspects are there – sales, distribution etc.?

The combined go-to market approach will be to offer benchmark presence across the globe and within our target segments. FSL is renowned for its application and customer support presence across the US, while NXP naturally has a very strong footprint in Europe. Both companies have a strong focus in China and are both highly respected with suppliers in focus markets.

11.	Can you discuss the opportunity to merge NXP security capability into FSL’s broad based MCU offering?

In the broad multi-market MCU arena, the combination of NXP’s hardware and software security leadership combined with FSL’s leadership in MCU’s creates an outstanding opportunity for next generation secure connected devices. We believe we will be ideally positioned to deliver secure embedded processing solutions that offer benchmark performance and functionality in security, scalability and energy efficiency.

In the automotive segment, the combination of FSL’s MCU leadership, NXP’s security leadership and our existing product footprint presents a great opportunity to emerge as the leader in next generation secure connected cars.

12.	How do you anticipate your customers to react to this announcement – is there a concern around vendor concentration risk?

This is one of the key benefits of this combination – other than Power RF, both FSL and NXP have relatively minimal product overlap. In areas like the general-purpose MCU space, FSL and NXP mostly participate in different verticals and customer groups. We believe customers will appreciate the stronger support and enhanced product portfolio.

We believe Automotive OEMs and Tier1’s will recognize that the transaction will reinforce both companies long-term commitment to serving them with leading automotive industry standards in quality, supply chain and innovation.

13.	How do you anticipate your shareholders to react to the impact of the dilution related to the share issuances associated with the financing?

We are convinced that the acquisition creates compelling value for NXP and FSL shareholders. We see the deal as significantly accretive and expect the accretion to increase with time.

14.	Can you discuss regulatory approvals – and any significant challenges you see in getting this deal closed?

We expect to make regulatory filings in multiple jurisdictions and have planned this into our timing expectations for closing the transaction. We expect that the transaction will close in the second half of 2015.

15.	Does this acquisition increase/decrease end-market exposure (historically you have said mobile was ~ high-teens, PCs low single digit)?

We actually believe the combined company will have a highly diversified end-market exposure, with product long-life cycle characteristics. In terms of mobile exposure, the combined company’s exposure to mobile will drop to low double digits and standard products to something like 13%

16.	Do we see negative revenue synergies?

No, outside of RF Power, at the SAM level we see minimal overlap.

17.	While there are clear end-market synergies in Auto/MCU – does this deal open new markets where NXP has not historically played (i.e. enterprise networking)

Digital Networking is a high quality business where FSL has developed deep customer relationships, with long product cycles and strong software incumbency. This business fits well within NXP from a market diversification perspective and strategically represents an opportunity to participate in the cloud-end of secure connections for a smarter world.

18.	Certain of FSLs business are likely of a higher R&D intensity than what NXP has participated in – will you continue to invest to stay competitive (application processors/SW)?

We feel very comfortable with FSL’s position and investment in Digital Networking and intend to continue to support that business.

19.	Certain of FSLs business are likely on lower process geometries – something that requires “stamina” to stay competitive – should we assume NXP will continue this investment?

We feel very comfortable with FSL’s position and investment in Digital Networking and intend to continue to nurture that business.

20.	This deal is significantly larger than what you have profiled in the past – how did you get comfortable the magnitude of this transaction?

Our number one goal is to maximize shareholder value. We believe lasting value is created by investing in high growth markets, driving growth in excess of the overall market and improving cost and expense inefficiencies. Taken together this should result in very robust free cash flow.

While the value of this deal is large, it fits squarely into our stated M&A strategy of (1) Businesses that are highly complimentary to our overall strategy (2) identify business that are accretive to margin and earnings, ; (3) are of a reasonable valuation and (4) provides a clear path to returning to our 2x leverage ratio within 6 quarters.

21.	Can you discuss the rationale for the premium paid?

This merger enables shareholders in both companies to benefit from the strategic opportunity the combined company will provide. This includes cost and revenue synergies, scale and ability to offer broader more complete solutions to our customers.

22.	Can you discuss why this deal now – you’ve always communicated that you have enough organic growth – has something changed in one of NXPs core HPMS businesses?

This acquisition accelerates our strategy to be a world leader in secure connections for a smarter world – which we believe represents a sustainable above market growth opportunity.

We have been very clear that in driving our strategy we would consider both organic and inorganic growth. FSL represents an outstanding opportunity to create customer, shareholder and employee value and fits within our view of HPMS.

23.	Can you discuss the capital structure once the deal is closed – what should we expect from total debt; cash on the balance sheet, leverage etc.?

At the time of the closing, we anticipate our net debt/adjusted EBDITA ratio to be approximately 3x and we will get back to 2x leverage ratio within 6 quarters.

24.	You recently re-organized the HPMS groups – do you see the new structure as continuing, and you will “pour” the businesses in your structure?

We think our current reporting structure provides good insight into our business.

25.	Do you have a view of how FSL will be partitioned among the HPMS groups?

The overall integration of the two companies will be jointly planned in the coming months.

26.	Where there is overlap, how will you chose which person will stay.

We will chose the best…– we expect to be able to access the best talent from both companies.

27.	Post the close do you anticipate the growth curves of the HPMS business to be consistent with prior targets?

Yes we continue to expect that we will be able to grow revenue in excess of 1.5x market.

28.	How does this acquisition impact the existing margin models of the HPMS and overall business?

We expect the combination to be accretive to our operating margins. Once we’ve closed the deal and begun integration we will be able to give you more guidance on a revised model.

29.	How does this acquisition impact the buy-back program, and does it push out the optionality of a dividend?

Over the short term, our plan is to use the strong free cash flow of the combined entity to reduce our leverage back to our 2x target. Once we are back at this target we expect to continue our strategy of returning all excess cash to shareholders.

30.	Were there other bidders in the process?

No comment

31.	Is there a break-up fee associated with the transaction that you need to accrue for?

The terms the transaction will be found in the Proxy Statement and in the merger agreement that will be filed with the SEC.

32.	Does this acquisition change expectations for tax – either in the short or longer term?

In the short term you should not change your tax assumptions for the outlook of either company, we have not assumed any tax opportunities in our synergies. As we complete our integration we will update you on our plans and a new model.

33.	Was tax inversion the trigger for FSL to engage in this transaction?

No – there is not a tax inversion opportunity. This combination was not motivated by tax considerations.

34.	Will NXP continue to maintain its HQ in the Netherlands, and invert the FSL assets?

NXP will maintain its HQ in the Netherlands, but the new entity will have significant assets and people in the USA. We will update you on tax planning as we complete our integration.

35.	Should we expect this acquisition to result in significant restructuring charges in the interim?

We expect to incur restructuring charges as part of the program to execute on our synergy plan – though it is too early to articulate specific amounts. You should probably model around $200m for 2016

36.	Are there any change of control issues relating to FSL’s capital structure, which could put pressure on the refinancing?

The deal is fully backstopped by CS.

37.	Will there be any significant changes to the NXP MT as a result of the transaction?

Rick Clemmer remains our CEO and Peter Kelly our CFO.

38.	Will Greg and Dan be leaving the company?

Until close Rick and Peter will continue to focus on driving NXP performance and Greg and Dan will focus on driving FSL performance. As we approach the close we’ll update you.

39.	Can you discuss the make-up of the BoD as a result of this transaction – will the PE members obtain seats on the NXP board?

NXP will remain a foreign domiciled, US- listed company. We do not expect any change of significance in our BoD as a result of the transaction. FSL has the right at close to appoint two directors.

40.	Post the close of the transaction, what will be the ownership of the PE firms - is there a lock-up period?

PE ownership will be approximately 19.1%. Additional details about their post-closing ownership will be available in the proxy statement when filed.

41.	Does this acquisition change your thinking around STDP?

No. Though with the combination, the percentage of STDP revenue on a mix adjusted basis will drop to ~13% from 23% previously. Again, in keeping with our laser focus on the strategic HPMS segment.

42.	How do you expect that FSL shareholders will react to this deal?

This deal has strong value creation characteristics so we are expecting both sets of shareholders to be very excited about the value creation opportunity

Additional Employee Q&As

1.	Do we expect any layoffs as a result of the transaction?

We expect that there will be redundancies post close when both companies are combined, mainly in the corporate and support areas. It is too early though to provide any further information.

2.	Can you share more details on the announced sale of our RF Power business (indicated in Q3)? What kind of future do we expect for its employees?

We have no further information to share at this moment on the sale of the RF Power business. Over the years the team has built a very high quality business so we can imagine a bright future for the team and the business under different ownership.

3.	Are there any implications for our MCU business and employees?

Overall our portfolios have little overlap, which is evidenced by the fact that we rarely encounter FSL as a competitor in the sockets we pursue such as in ultra-low power or mobile customers.

Both companies have very aggressive growth plans and, we are confident that there will be an exciting challenge and mission for our top talent in the combined entity.

4.	Can we begin teaming-up with FSL?

It is important to understand that the transaction is subject to clearance by the antitrust authorities and is expected close in the second half of 2015. Until then, FSL will remain a competitor of NXP and we should continue business as usual in the marketplace as with any other competitor.

5.	Are there any implications for our CR&D / Operations teams?

Both companies have very aggressive growth plans, we are confident that there will be an exciting challenge and mission for our top talent in the combined entity

6.	What is FSL’s manufacturing footprint?

FSL, like NXP, operates a combined integrated and outsourced manufacturing model both on FE and BE

7.	What is FSL’s process roadmap?

FSL operates both with classical HPMS nodes, as does NXP, and also more advanced processes such as 28nm in their Digital Networking business for instance.

8.	Are there any changes in our 2015 targets?

No. Let’s all remain completely focused on delighting our customers and overachieving on all our commitments.

9.	What will happen with RSU and option grants?

The transaction does not represent any change of control for NXP and therefore has no consequence on vesting.

10.	Do I have to do something if I have NXP shares, RSUs or options?

No

11.	Can you explain why we feel comfortable with a higher debt level?

NXP generates a strong cash flow with a strong balance sheet and the combined entity will have even stronger cash flow. This move makes us structurally a larger and stronger company, and we would expect to rapidly return to a ratio of 2x Net Debt to TTM EBITDA.

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information for Investors and Shareholders

In connection with this proposed business combination, NXP and/or FSL may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document NXP and/or FSL may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to shareholders of NXP and/or FSL, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by NXP and/or FSL through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NXP will also be available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the documents filed with the SEC by FSL will be available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014 and in its Form 6-K furnished to the SEC on May 20, 2014. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	The ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.